ORBIT

INTERNATIONAL CORP.



2004 Annual Report

Company Profile

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Dear Fellow Shareholders:

It gives me great pleasure to report on our financial results and business accomplishments of 2004. Net income rose by approximately 19% on a modest increase in net sales, which demonstrates the operating leverage inherent in our business and our continued strict management of expenses. Both of our operating segments received significant contract awards, in many cases with the potential of follow-on awards over a multi-year period. Our year-end backlog rose 10% from the start of the year. Improvement in our operating results in recent years has continued to strengthen our balance sheet, evidenced by a 7.1 to 1 current ratio at year-end. But our single greatest achievement for 2004, one that marks a turning point in our corporate development, was the execution of a strategic, accretive acquisition agreement. After a several year search, we found a company that both complements our existing operations through cross-marketing opportunities while adding a new growth dimension by expanding our customer and product base.

ACQUISITION OF TULIP DEVELOPMENT LABS AND VERY BRIGHT OUTLOOK FOR 2005

It December 2004, we entered into an agreement to purchase all of the issued and outstanding stock of Tulip Development Laboratory, Inc. and its affiliated manufacturing company, TDL Manufacturing, Inc. Headquartered in Quakertown, Pennsylvania, Tulip is a leading designer and engineering provider of computer peripheral products, including custom integrated solutions for keyboards, illuminated data entry devices and displays. When the transaction closed in early April 2005, Tulip provided an additional $4.5 million to our consolidated backlog. The Tulip operation is now part of our Electronics Segment which also includes our Orbit Instrument Division.

The aggregate purchase price for Tulip was $8.5 million, subject to adjustment, consisting of $5.0 million in cash, $2.0 million in promissory notes to the sellers and approximately 165,000 shares of Orbit stock valued at $1.5 million. The $5.0 million of the purchase price paid in cash was funded by a five-year acquisition term loan by our primary lender.

The addition of Tulip, and the very encouraging indicators of our two existing businesses, make us highly optimistic about Orbit's prospects for 2005 and beyond. Our Power Units Segment continues to book contracts which represent both new business opportunities, as well as follow-on contracts supporting existing programs. This segment has seized these opportunities through the utilization of its platform design concept, which minimizes both development time and costs for its customers. Its backlog at December 31, 2004 was over 24% higher than one year earlier and strong bookings have continued in 2005. Our Electronics Segment also continues to pursue new business and follow-on contract opportunities and completed a strong year of bookings.

2004 REVIEW

To summarize our 2004 results, consolidated net sales increased to $18,012,000 from $17,139,000 in the prior year as both of our operating segments recorded increases in sales. Net income for 2004 was $1,937,000 or $.62 per diluted share compared to $1,628,000 or $.55 per diluted share in 2003. A key to our revenue growth is to "layer in" new opportunities from follow-on orders from our participation in existing programs. Here are some highlights:

- In March 2004, our Power Units Segment received an order for a power supply used on the 737-based Airborne Early Warning and Control (AEW&C) aircraft surveillance system that has been designed as the standard power supply for future early warning system program requirements. In addition, it was awarded a development order for a power supply for the U.S Air Force AWACS system.





- In June 2004, our Electronics Segment received an order for in excess of $700,000 from Lockheed Martin Corporation for the design, development and production of a Control Display Unit in support of the Chaparral Program, a combat-proven, short-range air defense missile system designed to defeat low-altitude fixed-wing, rotary-wing, UAV, and cruise missile threats. The contract called for the design of a new state-of-the-art color liquid crystal display unit for the Chaparral program and for foreign military sales.

- In June 2004, our Power Units Segment received orders for approximately $1.75 million from Raytheon Systems to build power supply assemblies for the Forward Looking Infrared Radar (FLIR) system for the F/A-18 program. We have previously provided these power supplies to both Raytheon and the U.S. Government, and since 2001 have received over $7.5 million in contracts in support of the F/A-18 program.

- In August 2004 and in February 2005, our Electronics Segment received orders aggregating approximately $1.9 million for its Remote Control Units (RCU) in support of the Common Transponder (CXP) program for both U.S. Navy and U.S Army requirements. Our units now include both Mode S, as well as Mode 5 software capabilities and we believe our RCU unit has the capability to replace all existing Identification Friend or Foe (IFF) hardware with this latest state-of-the-art technology. Since 2001, the Electronics Segment has received over $6.5 million in contracts in support of the CXP program, and follow-on orders are anticipated.

- In February 2005, our Power Units Segment received an order for a power supply used in a railroad signaling application for the New York City Transit System for $280,000 and expects a follow-on order for this same project, worth approximately $400,000, for its state-of-the-art railroad signal power sources.

A STRONG BALANCE SHEET

As a result of our strong operating performance over the past several years, our financial condition has strengthened. At December 31, 2004, our working capital increased to $10.9 million and our current ratio improved to 7.1 to 1. In addition to the new $5.0 million term loan agreement to finance the acquisition of Tulip, we entered into a new $2.5 million credit facility with our primary lender to fund internal growth if needed, but as yet we have not drawn down from this facility. Clearly, in our lines of business, a strong balance sheet is recognized as a competitive strength as it allows us to bid on and fulfill larger awards.

THE ROAD AHEAD

Reflecting on the accomplishments of the past several years and the direction we have steered Orbit has been quite gratifying. The turnaround has been dramatic but most importantly, rewarding to our fellow shareholders. The projected growth in the markets we serve and the movement toward outsourcing, by the government as well as prime and subcontractors, work toward our long-term advantage. We have positioned our Company within our niche marketplaces and have gained the respect and confidence of our customers, most of them repeat customers on both new and recurring programs. That respect was earned by providing hardware and software product solutions—on a timely basis and at a competitive price, without compromising our quality and workmanship.

The addition of Tulip to our Electronics Segment provides our Company with a number of significant business opportunities, both near and longer term. We are already taking advantage of the breadth of Tulip's product solutions by utilizing our marketing strength to expand their reach into the marketplace. Consequently, with the addition of Tulip, we should see increased revenue and backlog growth from our Electronics Segment. Similarly, with the surge in backlog in our Power Units Segment and the continuation of strong bookings into 2005, we are confident of excellent financial results in 2005.

As we continue to strive for internal growth from our existing businesses, our management remains committed to business expansion through strategic, accretive acquisitions. We believe there are many opportunities to explore and we commit to our shareholders that we will continue to be prudent and selective in our due diligence process.

We have always been proud of our workforce, and it gives me great pleasure to welcome the Tulip management and workforce to the Orbit family. Our employees have always been our strength and we owe all of our success to their dedication, teamwork and passion. We are committed to a safe workplace, as well as to the best practices of corporate governance and ethical business practices.

Once again, I would like to thank our shareholders for their continued support, backed by their investment in Orbit International. If I sound enthusiastic about Orbit's future prospects, it is because I truly am, as Chief Executive Officer and as an Orbit shareholder, and my enthusiasm is shared by the entire management team.



Dennis Sunshine
President and Chief Executive Officer

Providing Exceptional Engineering Expertise

Orbit Instrument currently supports a number of U.S. and foreign military programs with electronic hardware and subsystems. Orbit's experience in this field has enabled the Company to gain the confidence of its customers, and embed its hardware into program requirements to be used as standard products. Orbit's Command Information Units (CIU's), Command Display Units (CDU's), Digital Transponder (IFF) Units, Secure Voice Systems (SVS) and Ground Positioning Systems (GPS) Units are all currently used as industry standards for night vision and harsh terrain environment applications.







Behlman has over 40 years experience in the design and manufacture of critical electronic equipment in our "World Class" facility. Behlman is a key supplier of precision power supplies for military, industrial and commercial applications. Innovative engineering allows Behlman to tailor its wide range of designs to specific customer requirements. Behlman can produce new designs, build-to-print, reverse engineer and modernize old or obsolete power supplies.





Every Orbit product draws heavily from more than 40 years of engineering design experience, producing reliable hardware qualified to the most exacting standards.

Behlman designs and manufactures a full line of ruggedized power sources for the transportation industry including Frequency Converters, DC-AC Inverters, DC-DC Converters, Electronic Power Supplies and Uninterruptible Power Sources. Products range from off-the-shelf railroad signal sources to custom built DC-DC Converters for Automatic Train Control on transit systems.



Military Electronic Applications



Orbit Instrument has 45 years of experience in custom designing and engineering keyboards and keypads for man-machine-interface program requirements designed for land-based, shipboard, aircraft and helicopter applications. Our backlit keyboards are used extensively for shipboard applications, while our sunlight readable keyboards have been incorporated into the FAA Air Traffic Control Towers, as well as aircraft and helicopter requirements.



Our engineering staff is capable of designing ruggedized cost effective MMI products for land-based program requirements—while having years of experience in custom designing units to operate under the most severe nuclear, biological and chemical battlefield environments.



Behlman excels in the design and manufacture of specialized power sources used for oil and gas exploration. This application requires very reliable, rugged products that are subjected to harsh environments while supplying precise electronic power. Behlman sources can have a variety of options including remote control via computer or satellite, high voltage output of up to 1400 volts, "master/slave" operation and read back capability. Behlman's power sources are in use all over the world supplying clean, precise power for this specialized application.



Orbit Instrument designs and manufactures a full line of custom ruggedized and full-mil electro-luminescent, plasma, and color liquid display units for airborne, shipboard, helicopter tracked vehicle and hand held program requirements. Our engineering staff has designed a number of customized displays ranging in size to fix 5.5" to 21.3" configurations, which have all been qualified to meet full-mil environmental requirements.





Behlman manufactures a complete line of low cost, highly reliable AC Power Supplies and Frequency Converters for testing a wide variety of AC powered products including consumer products, high end industrial products as well as military products. The products tested range from small appliances to land-based mobile telephone stations to power supplies onboard a missile. Behlman is known for manufacturing robust units that perform exceptionally well during the long hours of multi-shift production testing.



Report of Management

Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with Orbit management. The financial statements in the accompanying 10-KSB have been prepared in accordance with generally accepted accounting principles, applying certain estimates and judgments as required.

Orbit maintains an effective level of internal control. It consists of defined lines of responsibility and delegation of authority as well as comprehensive systems and control procedures. We believe our system provides reasonable assurance that transactions are executed in accordance with management authorization and that they are properly recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets.



Goldstein Golub Kessler LLP, independent accountants, is retained to examine Orbit's financial statements. Its accompanying report is based on an examination conducted in accordance with generally accepted auditing standards, including a review of the internal controls of Orbit and tests of accounting procedures and records.

The Audit Committee of the Board of Directors is composed solely of outside directors, and is responsible for recommending to the Board of Directors the independent accounting firm to be retained for the coming year, subject to shareholder approval. The Audit Committee meets periodically with the independent accountants to review accounting, auditing, internal control structure and financial reporting matters.

Dennis Sunshine
Chief Executive Officer

Mitchell Binder
Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-KSB

_X_ ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

or

____ TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to

Commission File No. 0-3936

ORBIT INTERNATIONAL CORP.

(Name of small business issuer in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**11-1826363** (I.R.S. Employer Identification No.)
80 Cabot Court, Hauppauge, New York (Address of principal executive offices)	**11788** (Zip Code)

Issuer's telephone number, including area code: **(631) 435-8300**

Securities registered under Section 12(b) of the Exchange Act: **None**

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $.10 par value per share
(Title of class)

Indicate by check mark whether the registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) been subject to such filing requirements for the past 90 days. Yes _X_ No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Issuer's revenues for its fiscal year ended December 31, 2004: $18,012,000

Aggregate market value of registrant's voting and non-voting common equity held by non-affiliates (based on shares held and the closing price quoted on the Nasdaq SmallCap on March 18, 2005): $20,241,295

Number of shares of common stock outstanding as of March 18, 2005: 3,061,733

DOCUMENTS INCORPORATED BY REFERENCE:

Items 9,10,11,12 and 14 of Part III of this Annual Report on Form 10-KSB are herein incorporated by reference from the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Registrant's 2005 Annual Meeting of Stockholders.

Transitional Small Business Disclosure Format (check one) Yes___; No_X_

PART I

Item 1. DESCRIPTION OF BUSINESS

General

Orbit International Corp. (the "Company" or "Orbit") was incorporated under the laws of the State of New York on April 4, 1957 as Orbit Instrument Corp. In December 1986, the state of incorporation was changed from New York to Delaware and in July 1991, the name was changed to Orbit International Corp. The Company conducts its operations through its Orbit Instrument Division and its wholly-owned subsidiary, Behlman Electronics, Inc. Through its Orbit Instrument Division, which includes its wholly-owned subsidiary, Orbit Instrument of California, Inc., the Company is engaged in the design, manufacture and sale of customized electronic components and subsystems. Behlman Electronics, Inc. is engaged in the design and manufacture of distortion free commercial power units, power conversion devices and electronic devices for measurement and display.

In December 2004, the Company entered into a Stock Purchase Agreement to acquire all of the issued and outstanding capital stock of Tulip Development Laboratory, Inc. ("Tulip") and its affiliated manufacturing company, TDL Manufacturing, Inc. ("TDLM"). The total transaction value is expected to be approximately $8,500,000 consisting of $5,000,000 in cash, a $2,000,000 promissory note to the sellers and $1,500,000 in value of Orbit stock. Headquartered in Quakertown, Pennsylvania, Tulip is a leading designer and engineering provider of computer peripheral products including custom integrated solutions for keyboards, illuminated data entry devices and displays. TDLM provides both defense contractors and commercial customers with high volume production to support membrane control panels, military vetronic and avionic display program requirements. The Company plans to keep the Tulip and TDLM operations in Quakertown, Pennsylvania and they will become part of the Company's Electronics Segment along with the Orbit Instrument Division. The transaction is expected to be completed in April 2005.

In August 1996, the Board of Directors of the Company adopted a plan to sell and/or liquidate its remaining United States and Canadian apparel operations. In connection with a license agreement entered into in May 1999 with an unaffiliated third party, the Company collected a minimum royalty of $140,000 payable in sixteen equal quarterly installments for the use of its "East/West" trademark (its principal label) in the United States and Canada. The operations of the East/West division were limited to servicing such license.

In March 1996, as part of its plan to dispose of its apparel operations, the Company entered into an amended agreement with the sellers of a discontinued apparel division whereby the purchase price of the assets was reduced from $15,000,000 to $8,850,000 leaving $1,850,000 remaining to be paid at the time of the Amendment. The remaining $660,000 was paid in quarterly installments of $33,000 through December 2004. In addition, the sellers received warrants to purchase Orbit common shares in which the Company guaranteed a minimum profit of $375,000 on the sale of such shares. In July 2001, the warrants were exercised on a cashless basis in accordance with their terms and 83,332 shares of common stock were issued. During 2003, the sellers sold their shares at prices that resulted in profits in excess of $375,000 thereby removing any further obligation of the Company with respect to such warrants.

Financial Information About Industry Segments

The Company currently operates in two industry segments. Its Orbit Instrument Division is engaged in the design and manufacture of electronic components and subsystems (the "Electronics Segment"). Its Behlman subsidiary is engaged in the design and manufacture of commercial power units (the "Power Units Segment").

The following sets forth certain selected historical financial information relating to the Company's business segments:

	December 31, 2004	December 31, 2003
Net sales:		
Electronics		
Domestic	$9,806,000	$9,701,000
Foreign	73,000	16,000
Total Electronics	9,879,000	9,717,000
Power Units		
Domestic	7,470,000	6,786,000
Foreign	663,000	636,000
Total Power Units	8,133,000	7,422,000
Operating income (1):		
Electronics	2,115,000	2,001,000
Power Units	647,000	520,000
Assets:		
Electronics	5,386,000	5,511,000
Power Units	5,696,000	4,503,000

(1) Exclusive of corporate overhead expenses, interest expense and investment income which are not allocated to the business segments.

Additional financial information relating to the business segments in which Orbit conducts its operations is set forth in Note 12 to the Consolidated Financial Statements appearing elsewhere in this report.

Description of Business

General

Orbit's Electronics Segment, which is operated through its Orbit Instrument Division, designs, manufactures and sells customized panels, components, and "subsystems" for contract program requirements to prime contractors, governmental procurement agencies and research and development ("R&D") laboratories. The Company primarily designs and manufactures in support of specific military programs. More recently, the Company has focused on providing commercial, non-military "ruggedized hardware" (hardware designed to meet severe environmental conditions) for prime contractor programs at cost competitive prices. Products include a variety of custom designed "plasma based telephonic intercommunication panels" for secure voice airborne and shipboard program requirements, "full-mil keyboards", "trackballs" and "data entry display devices". The Electronics Segment's products, which in all cases are designed for customer requirements on a firm fixed price contract basis, have been successfully incorporated on surveillance aircraft programs, including E-2C, Joint Surveillance Target Attack Radar Systems (J/STARS), Lookdown Surveillance Aircraft (AWACS) and P-3 (anti-submarine warfare) requirements, and shipboard programs, including AEGIS (Guided Missile Cruisers and Destroyers), DDG'S (Guided Missile Destroyers), BFTT (Battle Force Tactical Training), LSD'S (Amphibious Warfare Ships) and LHA'S (Amphibious Warfare Ships) applications, as well as a variety of land based guidance control programs.

Orbit's Power Units Segment is operated through its Behlman subsidiary and is in the business of manufacturing and selling power supplies, AC power sources (equipment that produces power that is the same as what would be received from a public utility), "frequency converters" (equipment that converts local power to equivalent foreign power), "uninterruptible power supplies ("UPS")" (devices that allow a computer to operate while utility power is lost), associated analytical equipment and other electronic equipment. The military division of Behlman designs and manufactures "power conversion devices" (equipment that produces power that is the same as what would be received from a public utility) and electronic products for measurement and display.

Products

Electronics Segment

Intercommunication Panels

The Orbit Instrument Division has designed and developed various types of shipboard communication terminals. Orbit also upgraded these panels with state-of-the art displays and touch screens. These communication terminals support existing shipboard secure and non secure voice communication switches. In addition, the Orbit Instrument Division has also upgraded the communications terminals with "telco-based" capability. The upgraded communication terminals are installed on combat information centers of various U.S. Naval ships. The Division has also completed color Liquid Crystal Display (LCD) technology that are form, fit and functional replacements of existing communication panels.

Displays

The Orbit Instrument Division's family of graphic terminals enables the operator to monitor and control radar systems for shipboard and airborne applications. These terminals are used throughout a ship or surveillance plane as adjuncts to larger console displays. Some of the Orbit designed/developed displays are used as data entry and as such include embedded Pentium based single board computers and touch screens. The modular design of the terminals facilitates applications for surface ship, submarine, aircraft and land based requirements. Orbit designed/developed displays implement flat panel plasma, electroluminescent –El or color LCD technology based displays. Depending on the requirement, Orbit offers 4" x 4", 6.5", 8.1", 10.4", 12.1", 18.1", 20.1", 21.3" (measured diagonally) size displays.

The Orbit Instrument Division developed a family of 10.4", 12.1", 18.1" and 20.1" color LCD display panels specifically to meet customer program requirements for military and rugged commercial opportunities. The displays are manufactured using super fine TFT (thin film transistor) active matrix technology. The displays are backlit with Cold Cathode Fluorescent Tubes (CCFT), and are driven by an integral inverter. The Company has adapted this technology for high brightness and full-color imaging requirements. The Company is positioning this technology for naval ships, FAA tower controller applications and trading floor opportunities.

The Orbit Instrument Division also has designed and manufactures a variety of flat technology display based "Computer Controlled Action Entry Panels (CCAEPS)", which provide a console operator with multiple displays of computer generated data.

Orbit has completed the design and development phase of integrating several size displays with single board computers and touch screens. The 12.1" color LCD based display is integrated with a high speed, x586 based single board computer with 256 MB of RAM and with 2 Giga Byte of Flash memory. These units include various serial interfaces such as RS-232/RS-422, PS/2 and USB. The PC-104 modules can add several other capabilities. Both the 12.1" and the 10.4" color LCD based displays/computers are currently being offered for airborne applications.

Keyboards, and Pointing Devices

The Orbit Instrument Division has designed a number of custom backlit keyboards to meet full military specifications. These keyboards have been designed for shipboard, airborne, sub-surface and land based program requirements as well as for the Federal Aviation Administration. The keyboards include various microprocessor based serial interfaces, such as RS-232, RS-422, PS/2, USB and SUN type interfaces. Depending on the requirement, some of the backlit keyboards are night vision goggle compatible and designed for NVIS Green A or Green B night vision requirements.

Orbit has designed and developed pointing devices which are trackballs and force sticks. Orbit manufactures various militarized trackballs in various sizes for airborne, shipboard, Army and FAA requirements. The trackballs and the force stick include various microprocessor based serial interfaces such as RS-232, RS-422, PS/2, USB and SUN type interfaces.

The Orbit Instrument Division has designed and developed a prototype C41 workstation that will be used to support the Advanced Amphibious Assault Vehicle Program (AAAV). The keyboard/trackball workstation, designed for the U.S. Marine Corp., meets severe military specification requirements including nuclear, chemical and biological compliance. Pre-production units have been delivered to the customer.

The Orbit Instrument Division has designed and delivered production orders for several digital interrogators for full military requirements. One Digital Data Entry Device Terminal (DDEDT) configuration displays real time data to the operator for interrogation for Naval shipboard program requirements.

Operator Control Trays

The Orbit Instrument Division designs and manufactures a variety of "operator control trays" that help organize and process data created by interactive communications systems, making such data more manageable for operator consumption. These trays are presently used to support patrol and surveillance airborne aircraft programs, "standard shipboard display console requirements" and shore land based defense systems applications. The operator trays are integrated with Orbit designed/developed keyboards, flat panel technology based computer controlled action entry panels, switch panels and pointing devices.

Command Display Units (CDU'S)

The Orbit Instrument Division is currently under order for command display panels that are being utilized for vehicular, shipboard and sheltered platform requirements. The display panels are flat panel technology based and include a Pentium based single board computer. Orbit designed/developed several models of the CDU to be used by US Navy, US Army and Marines, Korean and Canadian armies.

Remote Control Units (RCU's)

Orbit has designed/developed and shipped a significant quantity of the next generation Remote Control Unit - RCU to be used as an entry panel by pilots as part of the transponder system. The RCU is currently used by all U.S. armed forces, Navy, Marines, Army and Air Force on both fixed wing aircrafts and helicopters. The RCU is NVIS Green A certified and fully environmentally qualified to the MIL-STD-810 requirements as a stand alone unit. Current production orders now embed mode "5" and mode "S" enhancements into Orbit's Remote Control Unit.

EL based Display

The Orbit Instrument Division has completed the design and pre-production orders for Electroluminescent – EL based Display with touch screen for the Cooperative Engagement Program for the U.S. Naval ships. Orbit has completed the qualification phase of a militarized infrared touch screen and controller for the CEC EL Display and is now supporting several military program opportunities.

LCD Technology

The Orbit Instrument Division has completed the design, development and production of color LCD technology based CDU'S. The new CDU'S also include faster and more capable single Board computers. The color LCD based CDU'S are designed to be a form, fit and functional replacement of existing EL based CDU'S as well as provide state-of-the-art capability for new requirements. The new color LCD based CDU'S include color, high resolution wide viewing angle displays as well as faster x586 processor and larger memory capacity, up to 640 MB of RAM and 4 Giga Byte of Flash memory. Currently, Orbit's CDU's support a number of ruggedized military vehicle program requirements.

Power Units Segment

Power Sources

Behlman's products are found in a wide range of applications from production testing on a factory floor to rugged military applications on aircraft and ships. Behlman manufactures both AC and DC power sources from 100 watts to over 120,000 watts of power. Key to Behlman's products is their ability to be easily modified and reconfigured to meet their customer's special power requirements. In addition to providing its customers a wide range of products, Behlman provides individualized engineering support and unmatched customer service. Products include AC, DC and high voltage power supplies, frequency converters, inverters and ruggedized uninterruptible power supplies.

Behlman's AC power sources are available in standard off the shelf models or custom configurations. These units provide power from 100 watts up to 120,000 watts. Applications for these products include factory test, oil exploration, railroad signaling and providing 60 or 400 hertz power aboard aircraft or ships.

Behlman frequency converters are used to convert power from one frequency to another. They are used to test products for export, to power factory test facilities and to provide power from 60Hz to 400Hz or 400Hz to 60Hz on both aircraft and ships.

Behlman UPS (uninterruptible power supplies) products are used for backup when local power is lost. Behlman only competes in the "ruggedized" industrial and military markets. Behlman is now producing UPS units for Aegis destroyers, LHD Wasp Class ships and U.S. Army hummers.

Behlman inverters convert system battery power to AC for use in utility substations and electric, gas and water transmission systems. Behlman continues to receive yearly order commitments for these products from one of the nation's largest utility companies.

Behlman has a custom division which designs and manufactures power supplies that use commercial-off-the-shelf (COTS) power modules designed to meet our customer's electrical and environmental specifications. This product development process is designed to save time and money as well as provide a more reliable unit, because it is based on already field proven designs. In addition to COTS designs, this division also supports the United States Government by reverse engineering old obsolete designs, thereby extending the life of critical systems. In addition, it competes on government spares orders against prime contractors and has won many orders for power supplies used on systems such as the FA-18 FLIR system.

Proposed Products

Electronics Segment

The Orbit Instrument Division is currently expanding its design and development resources to update hardware previously used for full military program requirements. The Orbit Instrument Division believes its wide variety of components, controls, subsystems and plasma secure voice and intercommunication panels that have supported the military for aircraft, shipboard, subsurface and land based program requirements have alternative uses. It is the intent of the Company to update the electrical and mechanical functionality of these units and subsystems and provide ruggedized and commercial equivalent hardware at cost competitive prices. Orbit is also proposing these for HomeLand Security applications as well.

Power Units Segment

Behlman continually updates its products based on market place requirements. For 2005, new products for the commercial division are focused on developing a new programmable controller and higher performance frequency converters. The controller will be used to upgrade older programmable power sources and will be used in Behlman's newer frequency converter designs. New frequency converter designs are focused on enhancing product performance as well as filling gaps in the product line.

Railroad signaling continues to be a strong market for Behlman products. In response to this demand and our desire to expand our product base in this market, Behlman is developing a new line of frequency converters specifically designed to meet the rigors and needs of wayside signaling.

Behlman's custom division has experienced a continual increase in COTS business. As a result, Behlman will be designing a large amount of new products in this division. These designs will be for DC power supplies used in various military programs such as the F-16 fire control system, the RC-135 aircraft as well as numerous naval ships and military vehicles. Though each COTS design is unique to a specific program, each design increases Behlman's catalog of COTS designs thereby speeding up and simplifying future designs and enhancing Behlman's competitive position for future orders.

Sales and Marketing

Products of the Electronics Segment are marketed by Orbit Instrument Division's sales personnel and management. Military products of the Power Units Segment are marketed by Behlman's program managers and other management personnel. Commercial products of the Power Units Segment are sold by regional sales managers, manufacturer's representatives and non-exclusive distributors.

Competition

Many of our competitors are well established, have reputations for success in the development and sale of their products and services and have significantly greater financial, marketing, distribution, personnel and other resources than us, thereby permitting them to implement extensive advertising and promotional campaigns, both in general and in response to efforts by additional competitors to enter into new markets and introduce new products and services.

The electronics industry is characterized by frequent introduction of new products and services, and is subject to changing consumer preferences and industry trends, which may adversely affect our ability to plan for future design, development and marketing of our products and services. The markets for electronic products, components and related services are also characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. We are constantly required to expend more funds for research and development of new technologies.

The Electronics Segment's competitive position within the electronics industry is, in management's view, predicated upon the Orbit Instrument Division's manufacturing techniques, its ability to design and manufacture products which will meet the specific needs of its customers and its long-standing successful relationship with its major customers. (See "Major Customers" below). There are numerous companies, many of which have greater resources than the Company, capable of producing substantially all of the Company's products. However, to the Company's knowledge, none of such competitors currently produce nearly all of the products that the Electronics Segment produces.

Competition in the markets for the Power Units Segment's commercial and military products depends on such factors as price, product reliability and performance, engineering and production. In particular, due primarily to budgetary restraints and program cutbacks, competition in Behlman's United States Government markets has been increasingly severe and price has become the major overriding factor in contract and subcontract awards. To the Company's knowledge, some of Behlman's regular competitors include companies with substantially greater capital resources and larger engineering, administrative, sales and production staffs than Behlman.

Sources and Availability of Raw Materials

The Company uses multiple sources for its procurement of raw materials and is not dependent on any suppliers for such procurement. The Company continuously updates its delivery schedules and evaluates availability of components so that they are received on a "just-in-time schedule". Occasionally, in the production of certain military units, the Company will be faced with procuring certain components that are either obsolete or difficult to procure. However, the Company has access to worldwide brokers using the Internet to assure component availability. Nevertheless, there can be no assurance that such components will be available, and even if so, at reasonable prices.

Major Customers

A unit of BAE SYSTEMS, various agencies of the United States Government and Raytheon Company accounted for approximately 25%, 20% and 11%, respectively, of consolidated net sales of the Company for the year ended December 31, 2004. The loss of any of these customers would have a material adverse effect on the net sales and earnings of the Company. The Company does not have any significant long-term contracts with any of the above-mentioned customers.

The major customers of the Electronics Segment are a unit of BAE SYSTEMS, various agencies of the United States Government, Raytheon Company and Lockheed Martin Corp., accounting for approximately 41%, 18%, 16% and 11%, respectively, of the net sales of such segment for the year ended December 31, 2004. The loss of any of these customers would have a material adverse effect on the net sales and earnings of the Electronics Segment.

The major customer of the Power Units Segment is various agencies of the United States Government, accounting for approximately 23% of the net sales of such segment for the year ended December 31, 2004. The loss of this customer would have a material adverse effect on the net sales and earnings of the Power Units Segment.

Since a significant amount of all of the products which the Company manufactures are used in military applications, any substantial reduction in overall military spending by the United States Government could have a materially adverse effect on the Company's consolidated net sales and earnings.

Backlog

As of December 31, 2004 and 2003 the Company's backlog was as follows:

	2004	2003
Electronics	$ 6,000,000	$6,000,000
Power Units	5,000,000	4,000,000
Total	$11,000,000	$10,000,000

Substantially all of the backlog at December 31, 2004 represents backlog under contracts that will be shipped during 2005.

The backlog at December 31, 2004 and December 31, 2003 does not include approximately $2,000,000 and $3,000,000, respectively, of orders not yet received under a Master Order Agreement received from a customer whereby the Company was authorized to procure material to complete such orders. The Company received additional orders in February 2005 but it is not known when the remaining units will be released.

A significant amount of the Company's contracts are subject to termination at the convenience of the United States Government. The backlog is not influenced by seasonality.

Special Features of United States Government Contracts

Orders under United States Government prime contracts or subcontracts are customarily subject to termination at the convenience of the United States Government, in which event the contractor is normally entitled to reimbursement for allowable costs and a reasonable allowance for profits, unless the termination of a contract was due to a default on the part of the contractor. No material terminations of contracts of either the Electronics Segment or the Power Units Segment at the convenience of the United States Government occurred during the years ended December 31, 2004 and 2003.

A significant portion of the Company's revenues are subject to audit under the Vinson-Trammel Act of 1934 and other federal statutes since they are derived from sales under United States Government contracts. The Company believes that adjustments to such revenues, if any, would not have a material effect on the Company's consolidated financial position.

Research and Development

The Company incurred approximately $967,000, and $987,000 of research and development expenses during the years ended December 31, 2004 and 2003, respectively. During the years ended December 31, 2004 and 2003, the Company recognized revenue of approximately $391,000 and $679,000, respectively, for customer funded research and development.

Patents

The Company does not own any patents which it believes are of material significance to its operations.

Employees

As of March 11, 2005, the Company employed 104 persons, all on a full-time basis. Of these, the Electronics Segment employed 54 people, consisting of 9 in engineering and drafting, 5 in sales and marketing, 10 in direct and corporate administration and the balance in production. The Power Units Segment employed 50 people, consisting of 13 in engineering and drafting, 6 in sales, 3 in direct and corporate administration and the balance in production.

Risk Factors

This report and other reports filed by us contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of certain uncertainties set forth below and elsewhere in this report, as well as additional risks and uncertainties of which we are currently unaware. See Item 6. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Forward Looking Statements".

We are heavily dependent upon the continuance of military spending.

A significant amount of all the products we manufacture are used in military applications. The attacks of September 11, 2001 and subsequent world events have led the U.S. Government to increase the level of military spending necessary for domestic and overseas security. We are heavily dependent upon military spending as a source of revenues and income. Accordingly, any substantial future reductions in overall military spending by the U.S. Government could have a material adverse effect on our sales and earnings.

We could encounter difficulties in procuring contracts because of a reduction in the level of industry-wide funding and pricing pressures.

We continue to pursue many business opportunities, including programs in which we have previously participated but, in the event of industry-wide funding and pricing pressures, we could encounter delays in the awards of these contracts. We continue to seek new contracts which require incurring up-front design, engineering, prototype and pre-production costs. While we are attempting to negotiate contract awards for reimbursement of product development, there is no assurance that sufficient monies will be set aside by our customers, including the U.S. Government, for such effort. In addition, even if the U.S. Government agrees to reimburse development costs, there is still a significant risk of cost overrun which may not be reimbursable. Furthermore, once we have completed the design and pre-production stage, there is no assurance that funding will be provided for future production.

A significant amount of our contracts are subject to termination at the convenience of the U.S. Government. Orders under U.S. Government prime contracts or subcontracts are customarily subject to termination at the convenience of the U.S. Government, in which event the contractor is normally entitled to reimbursement for allowable costs and a reasonable allowance for profits, unless the termination of a contract was due to a default on the part of the contractor.

We are dependent on certain customers and we do not have any long-term contracts with these customers.

A unit of BAE SYSTEMS, various agencies of the U.S. Government and Raytheon Company accounted for approximately 25%, 20%, and 11%, respectively, of our consolidated net sales for the year ended December 31, 2004. A unit of BAE SYSTEMS, various agencies of the U.S. Government, Raytheon Company and Lockheed Martin Corp. accounted for approximately 41%, 18%, 16% and 11%, respectively, of the net sales of our Electronics Segment for the year ended December 31, 2004. Various agencies of the U.S. Government accounted for approximately 23% of the net sales of our Power Units Segment for the year ended December 31, 2004. We do not have any significant long-term contracts with any of the above-mentioned customers. The loss of any of these customers would have a material adverse effect on our net sales and earnings. Due to major consolidations in the defense industry, it has become more difficult to avoid dependence on certain customers for revenue and income.

We are dependent upon our senior executive officers and key personnel for the operation of our business.

We are dependent for the operation of our business on the experience, technology knowledge, abilities and continued services of our officers, Dennis Sunshine, President and Chief Executive Officer, Bruce Reissman, Executive Vice President and Chief Operating Officer and Mitchell Binder, Vice President-Finance and Chief Financial Officer. The loss of services of any of such persons would be expected to have a material adverse effect upon our business and/or our prospects. Our future success is dependent upon, among other things, the successful recruitment and retention of key personnel including executive officers, for sales, marketing, finance and operations. We face significant competition for skilled and technical talent. No assurance can be made that we will be successful in attracting and retaining such personnel. If we are unable to retain existing key employees or hire new employees upon acceptable terms when necessary, our business could potentially be adversely effected.

Item 2. DESCRIPTION OF PROPERTIES

The Company owned its plant and executive offices, located at 80 Cabot Court, Hauppauge, New York, which consists of 60,000 square feet (of which approximately 50,000 square feet are available for manufacturing operations) in a two-story, sprinklered, brick building which was completed in October 1982 and expanded in 1985. In March 2001, the Company completed a sale leaseback transaction whereby it sold its land and building for $3,000,000 and entered into a twelve year net lease with the buyer of the property. The lease provides for an annual payment of $360,000 with 10% increases in the fourth, seventh and tenth years of the lease. The lease expires in February 2013, but may be extended by the Company at its option through 2025. During the extension period, the lease provides for an annual rent of $527,076 with 10% increases in the fourth, seventh and tenth years of the extended lease.

Behlman leases 1,700 square feet in Ventura, California which are used for sales. In January 2005, the lease was renewed through December 2007. The lease provides for monthly rent of $1,679 through December 2005 and increases to $1,730 per month and $1,781 per month for 2006 and 2007, respectively.

Item 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings against the Company, other than routine litigation incidental to the Company's business.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System("Nasdaq") Smallcap Market under the symbol ORBT.

The following table sets forth the high and low closing sale prices of the Company's common stock for each quarter from January 1, 2003 through its fiscal year ended December 31, 2004, as reported on the Nasdaq SmallCap Market.

	CLOSE (1)	
	High	Low
2003:		
First Quarter:	$4.00	$3.01
Second Quarter:	5.07	3.30
Third Quarter:	7.55	4.47
Fourth Quarter:	7.85	6.18
2004:		
First Quarter:	$8.65	$6.87
Second Quarter:	8.70	6.36
Third Quarter:	7.20	5.80
Fourth Quarter:	13.57	6.36

(1) Retroactively restated to reflect a twenty-five percent (25%) stock dividend effective August 15, 2003.

Holders

As of March 18, 2005, the Company had 335 shareholders of record.

Dividends

The Company has not paid or declared any cash dividends to date and does not anticipate paying any in the foreseeable future. The Company intends to retain earnings, if any, to support the growth of its business.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as of December 31, 2004:

- the number of shares of the Company's common stock issuable upon exercise of outstanding options, warrants and rights, separately identified by those granted under equity incentive plans approved by the Company's stockholders and those granted under plans, including individual compensation contracts, not approved by the Company's stockholders (column A),

- the weighted average exercise price of such options, warrants and rights, also as separately identified (column B), and

- the number of shares remaining available for future issuance under such plans, other than those shares issuable upon exercise of outstanding options, warrants and rights (column C).

Equity Compensation Plan Information Table

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	926,000	$3.38	84,000
Equity compensation plans not approved by security holders	-0-	N/A	-0-
Total	926,000	$3.38	84,000

During 2004, there was no issuance or sale of unregistered securities by the Company.

Item 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

The Company achieved a significant increase in operating results for the year ended December 31, 2004. Revenues increased by approximately 5.1% but due to cost containment, net earnings increased by approximately 19%. Our backlog at December 31, 2004 was approximately $11,000,000 compared to approximately $10,000,000 at December 31, 2003. There is no seasonality to the Company's business. Our shipping schedules are generally determined by the shipping schedules outlined in the purchase orders received from our customers. Both of our operating segments are pursuing a significant amount of business opportunities and our confidence level remains very high with respect to receiving many of the orders we are pursuing although timing is always an uncertainty. Nevertheless, we remain very encouraged by our business environment and we expect our strong operating results to continue in 2005. Furthermore, in December 2004, the Company entered into an agreement to purchase the stock of Tulip Development Laboratory, Inc ("Tulip") and its manufacturing affiliate for $8,500,000. The transaction is expected to be completed in April 2005. Our success of the past few years has significantly strengthened our balance sheet evidenced by our 7.1 to 1 current ratio at December 31, 2004. Our inventory at December 31, 2004 was 17% higher than it was at December 31, 2003, principally due to the increase in our backlog and the purchase of inventory in anticipation of the receipt of certain purchase orders from one of the Company's largest customers. We currently have a $2,000,000 credit facility in place that we have not used to date and the financing for the acquisition of Tulip and its manufacturing affiliate has been approved by our primary lender.

Forward Looking Statements

Statements in this Item 6 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this document are certain statements which are not historical or current fact and constitute "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual financial or operating results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such forward looking statements are based on our best estimates of future results, performance or achievements, based on current conditions and the most recent results of the Company. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "may", "will", "potential", "opportunity", "believes", "belief", "expects", "intends", "estimates", "anticipates" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and the results of its operations are based on the Company's consolidated financial statements and the data used to prepare them. The Company's consolidated financial statements have been prepared based on accounting principles generally accepted in the United States of America. On an on-going basis, we re-evaluate our judgments and estimates including those related to inventory valuation, the valuation allowance on the Company's deferred tax asset and goodwill impairment. These estimates and judgments are based on historical experience and various other assumptions that are believed to be reasonable under current business conditions and circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect more significant judgments and estimates in the preparation of the consolidated financial statements.

Inventories

Inventory is valued at the lower of cost (specific and average) or market. Inventory items are reviewed regularly for excess and obsolete inventory based on an estimated forecast of product demand. Demand for the Company's products can be forecasted based on current backlog, customer options to reorder under existing contracts, the need to retrofit older units and parts needed for general repairs. Although the Company makes every effort to insure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have an impact on the level of obsolete material in its inventory and operating results could be affected, accordingly. However, world events have forced our country into various situations of conflict whereby equipment is used and parts may be needed for repair. This could lead to increased product demand as well as the use of some older inventory items that the Company had previously determined obsolete.

Deferred tax asset

At December 31, 2004, the Company had an alternative minimum tax credit of approximately $564,000 with no limitation on the carry-forward period and net operating loss carry-forwards of approximately $24,000,000 that expire through 2020. In addition, the Company receives a tax deduction when their employees exercise their non-qualified stock options thereby increasing the Company's deferred tax asset. The Company records a valuation allowance to reduce its deferred tax asset when it is more likely than not that a portion of the amount may not be realized. The Company estimates its valuation allowance based on an estimated forecast of its future profitability. Any significant changes in future profitability resulting from variations in future revenues or expenses could affect the valuation allowance on its deferred tax asset and operating results could be affected, accordingly.

Impairment of Goodwill

The Company has significant intangible assets related to goodwill and other acquired intangibles. In determining the recoverability of goodwill and other intangibles, assumptions must be made regarding estimated future cash flows and other factors to determine the fair value of the assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for those assets not previously recorded. The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". Under the provisions of SFAS 142, the cost of certain intangible assets are no longer subject to amortization. These costs were reviewed for potential impairment in 2004 and 2003 and will be reviewed on an annual basis thereafter.

Results of Operations:

Year Ended December 31, 2004 v. Year Ended December 31, 2003

The Company currently operates in two industry segments. Its Orbit Instrument Division is engaged in the design and manufacture of electronic components and subsystems (the "Electronics Segment"). Its Behlman subsidiary is engaged in the design and manufacture of commercial power units (the "Power Units Segment").

Consolidated net sales for the year ended December 31, 2004 increased by 5.1% to $18,012,000 from $17,139,000 for the prior year principally due to a 9.6% and 1.7% increase in sales recorded from the Power Units Segment and Electronics Segment, respectively.

Gross profit, as a percentage of net sales, for the year ended December 31, 2004 decreased to 43.1% from 43.6% for the prior year. The decrease in gross profit, as a percentage of sales, was due to an decrease in gross profit realized by the Power Units Segment that was partially offset by a slight increase in gross profit from the Electronics Segment. The decrease in gross profit realized by the Power Units Segment, despite the increase in sales, was principally due to product mix, principally due to the increase in sales in the Segment's commercial business. The slight increase in gross profit realized by the Electronics Segment was principally due to a change in product mix.

Selling, general and administrative expenses for the year ended December 31, 2004 slightly decreased, by less than 1%, to $6,019,000 from $6,039,000 from the year ended December 31, 2003 principally due to lower corporate administrative costs, particularly, a decrease of $115,000 of non-cash charges resulting from the issuance of warrants to its investment banker. Exclusive of these non-cash net charges, selling, general and administrative expenses for the year ended December 31, 2004 increased by 1.6% from the year ended December 31, 2003. Selling, general and administrative expenses, as a percentage of sales, for the year ended December 31, 2004 decreased to 33.4% from 35.2% principally due to a slight decrease in costs combined with increased sales during the current year.

Interest expense for the year ended December 31, 2004 decreased to $2,000 from $9,000 for the year ended December 31, 2003 principally due to the pay off of the outstanding balance under the Company's credit facility with an asset-based lender in the first quarter of 2003.

Investment and other income for the year ended December 31, 2004 slightly decreased to $104,000 from $110,000 for the prior year principally due to a decrease in funds available for investment and due to lower interest rates.

Net income before income tax benefit was $1,837,000 for the year ended December 31, 2004, compared to $1,528,000 for the year ended December 31, 2003. The increase in income was principally due to the increase in sales from both of the Company's operating Segments, the decrease in selling, general and administrative costs, the slight increase in gross profit realized by the Electronics Segment that was partially offset by the decrease in gross profit realized by the Power Units Segment.

During both the years ended December 31, 2004 and December 31, 2003, due to increased profitability, the Company adjusted its valuation allowance on its deferred tax asset thereby realizing $100,000 in an income tax benefit.

As a result of the foregoing, net income for the year ended December 31, 2004 was $1,937,000 compared to $1,628,000 for the year ended December 31, 2003.

Liquidity, Capital Resources and Inflation

Working capital increased to $10,932,000 at December 31, 2004 compared to $9,005,000 at December 31, 2003. The ratio of current assets to current liabilities increased to 7.1 to 1 at December 31, 2004 from 5.3 to 1 at December 31, 2003.

Net cash provided by operations for the year ended December 31, 2004 was $587,000, primarily attributable to net income for the period that was partially offset by an increase in inventory, deferred tax benefit and other assets and a decrease in accrued expenses. Net cash used in operations for the year ended December 31, 2003 was $345,000, primarily attributable to an increase in accounts receivable, a decrease in accounts payable and accrued expenses and the non-cash effect of the income tax benefit that was partially offset by net income for the period and the non-cash effect of the issuance of warrants to the Company's investment banker.

Cash flows used in investing activities for the year ended December 31, 2004 was $211,000 attributable to the purchase of marketable securities and the purchase of property and equipment. Cash flows used in investing activities for the year ended December 31, 2003 was $75,000 attributable to the purchase of marketable securities and the purchase of property and equipment.

Cash flows used in financing activities for the year ended December 31, 2004 was $61,000, primarily attributable to the repayments of long-term debt that was partially offset by the proceeds from stock option exercises due to a material increase in the price of the Company's stock. Cash flows used in financing activities for the year ended December 31, 2003 was $805,000, primarily attributable to the repayments of long-term debt that was partially offset by the proceeds from stock option exercises.

In February 2003, the Company entered into a $2,000,000 credit facility with its primary commercial lender secured by accounts receivable, inventory and machinery and equipment. The agreement will continue from year to year thereafter unless sooner terminated for an event of default including non-compliance with certain financial covenants. The Company has been approved for a new $2,500,000 credit facility with the same lender along with a new five-year $5,000,000 Term Loan Agreement to finance the acquisition of Tulip and its manufacturing affiliate. Loans under the current facility bear interest equal to the sum of 2.75% plus the one-month London Inter-bank Offer Rate (LIBOR) (2.40% at December 31, 2004). The new approved facility will bear interest equal to the sum of 2.00% plus the one-month LIBOR and the Term Loan will bear interest equal to the sum of 2.25% plus the one-month LIBOR.

The Company's contractual obligations and commitments are summarized as follows:

Obligation	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 3,000	$ 3,000	$ 0	$ 0	$ 0
Capital lease obligations	30,000	10,000	20,000	0	0
Operating leases	3,763,000	462,000	917,000	874,000	1,510,000
Total contractual obligations	$3,796,000	$475,000	$937,000	$874,000	$1,510,000

The Company's existing capital resources, including its bank credit facilities and its cash flow from operations are expected to be adequate to cover the Company's cash requirements for its operations. The Company has received approval from its lender for a new $5,000,000 Term Loan that will be sufficient to finance the acquisition of Tulip and its manufacturing affiliate. The Company believes that financing alternatives are available in order to fund future acquisitions.

Inflation has not materially impacted the operations of the Company.

Certain Material Trends

The Company's Electronics Segment and the Custom Division of its Power Units Segment are heavily dependent on military spending. The events of September 11, 2001 have put a tremendous emphasis on defense and homeland security spending and the Company has seen improvement in bookings and revenue levels since 2001. The Company has realized a significant increase to the backlog of the Custom Division of its Power Unit Segment and shipments of these orders commenced in the third quarter of 2002 and continued throughout 2003. The Company recently received significant new orders for its Custom Division and commenced shipping under these contracts in the fourth quarter of 2004 and expects to continue shipping into 2005. The Company also had experienced a slowdown in its commercial division of its Power Units Segment due to a reduction in capital spending as a result of current economic conditions. However, the commercial division has realized an increase in bookings, particularly for military requirements for its standard commercial products. Bookings for the Power Units Segment and the Electronics Segment, for the twelve months ended December 31, 2004, was over 37% and 27% higher, respectively, than it was for the prior twelve month period. Strong bookings for both of these Segments have continued into 2005. Although the Electronics Segment and the Custom Division of the Power Units Segment are pursing several opportunities for reorders as well as new contract awards, the Company has always found it difficult to predict the timing of such awards.

There is no seasonality to the Company's business. The Company's revenues are generally determined by the shipping schedules outlined in the purchase orders received from its customers. The Company stratifies all the opportunities it is pursuing by various confidence levels. The Company generally realizes a very high success rate with those opportunities that it applies a high confidence level to. The Company currently has a significant amount of potential contract awards that it has applied a high confidence level to. However, because it is difficult to predict the timing of awards for most of the opportunities the Company is pursuing, it also becomes difficult to predict when the Company will commence shipping under these contracts. A delay in the receipt of any contract from its customer ultimately causes a corresponding delay in shipments under that contract.

Despite the increase in military spending, the Company still faces a challenging environment. The government is emphasizing the engineering of new and improved weaponry and it continues to be our challenge to work with each of our prime contractors so that we can participate on these new programs. In addition, these new contracts require incurring up-front design, engineering, prototype and pre-production costs. While the Company attempts to negotiate contract awards for reimbursement of product development, there is no assurance that sufficient monies will be set aside by its customers, including the United States Government, for such effort. In addition, even if the United States Government agrees to reimburse development costs, there is still a significant risk of cost overrun that may not be reimbursable. Furthermore, once the Company has completed the design and pre-production stage, there is no assurance that funding will be provided for future production. In such event, even if the Company is reimbursed its development costs it will not generate any significant profits.

The Company is heavily dependent upon military spending as a source of revenues and income. Any future reductions in the level of military spending by the United States Government could have a negative impact on the Company's future revenues and earnings. In addition, due to major consolidations in the defense industry, it has become more difficult to avoid dependence on certain customers for revenue and income. Behlman's line of commercial products gives the Company some diversity and the Orbit Instrument Division has introduced certain of its products into commercial and foreign markets as well as to other Departments of Defense.

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (Revised 2004), Share-Based Payment ("SFAS No. 123R"), which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The share-based compensation cost will be measured based on the fair value of the equity or liability instruments issued. The Company currently discloses pro forma compensation expense quarterly and annually by calculating the stock option grants' fair value using the Black-Scholes and Binomial model and disclosing the impact on net income and net income per share in a Note to the Consolidated Financial Statements. Upon adoption, pro forma disclosure will no longer be an alternative. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future, the amount of operating cash flows recognized for such deductions were $74,000 in 2004 and $140,000 for 2003. The Company will begin to apply SFAS No. 123R using the most appropriate fair value model as of the interim reporting period ending March 31, 2006.

Quantitative and Qualitative Disclosures About Market Risks

The Company currently has no bank debt and consequently, is not exposed to market risk related to changes in interest rates. However, the Company's line of credit is at a variable rate of interest and is not hedged by any derivative instruments.

Item 7. FINANCIAL STATEMENTS

The information required under this Item appears in a separate section following Item 14 of this report.

Item 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 8A. CONTROLS AND PROCEDURES

An evaluation was performed, as of December 31, 2004, under the supervision and with the participation of management, including its President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934. Based on such evaluation, our management has concluded that its disclosure controls and procedures were effective as of December 31, 2004.

There have been no significant changes in our internal controls or in other factors that could significantly affect our internals controls subsequent to December 31, 2004.

Item 8B. OTHER INFORMATION

None.

PART III

Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

Incorporated by reference to the Company's definitive proxy statement to be filed with the Securities and Exchange Commission ("SEC") pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2005 Annual Meeting of Stockholders.

Item 10. EXECUTIVE COMPENSATION

Incorporated by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2005 Annual Meeting of Stockholders.

Item 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2005 Annual Meeting of Stockholders.

Item 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2005 Annual Meeting of Stockholders.

Item 13. EXHIBITS

Exhibit No.	Description of Exhibit
3 (a)	Certification of Incorporation, as amended. Incorporated by reference to Exhibit 3(a) to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1991.
3 (b)	By-Laws, as amended. Incorporated by reference to Exhibit 3(b) to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1988.
4 (a)	Orbit International Corp. 2003 Stock Incentive Plan. Incorporated by reference to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002.
10 (a)	Amended and Restated Employment Agreement, dated as of February 15, 1999, between Registrant and Mitchell Binder. Incorporated by reference to Exhibit 10(a) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
10 (b)	Amended and Restated Employment Agreement, dated as of February 15, 1999, between Registrant and Bruce Reissman. Incorporated by reference to Exhibit 10(b) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
10 (c)	Amended and Restated Employment Agreement, dated as of February 15, 1999 between Registrant and Dennis Sunshine. Incorporated by reference to Exhibit 10(c) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
10 (d)	Form of Indemnification Agreement between the Company and each of its Directors dated as of September 10, 2001.
10 (e)	Asset Purchase Agreement, dated as of January 11, 1996, by and among Astrosystems, Inc., and BEI Electronics, Inc., Orbit International Corp. and Cabot Court, Inc. Incorporated by reference to the Registrant's Current Report on Form 8-K dated February 7, 1996
10 (f)	Amendment dated as of March 1, 2000 to the Agreement dated March 28, 1996 among Kenneth Freedman, Frederick Meyers, The Panda Group, Inc. and Orbit International Corp. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.

10 (g)	Financing Agreement dated January 8, 2001 between the Company and Rosenthal & Rosenthal, Inc. including exhibits and schedules thereto. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.
10 (h)	Financing Agreement dated January 8, 2001 between Behlman Electronics, Inc. and Rosenthal & Rosenthal, Inc. including exhibits and schedules thereto. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.
10 (i)	Purchase and Sale Agreement between the Company and 80 Cabot Realty LLC dated February 26, 2001. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.
10(j)	Lease Agreement between the Company and 80 Cabot Realty LLC dated February 26, 2001. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.
10(k)	Loan and Security Agreement dated as of January 28, 2003 between the Company and Merrill Lynch Business Financial Services Inc. including exhibits and other attachments thereto. Incorporated by reference to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002.
10(l)	Stock Purchase Agreement dated December 13, 2004 between the Company and Tulip Development Laboratory, Inc. ("Tulip"), TDL Manufacturing, Inc. ("TDLM") and the shareholders of Tulip and TDLM. Incorporated by reference to Registrant's Form 8-K dated December 13, 2004.
14	Form of Code of Ethics between the Company and its Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Incorporated by reference to Registrant's Annual Report on Form 10K-SB for the fiscal year ended December 31, 2003.
21	Subsidiaries of Registrant. Incorporated by reference to Exhibit 21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31,1996.
23*	Consent of Goldstein Golub Kessler LLP.
31 (a)*	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) and 18 U.S.C. 1350.
31 (b)*	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) and 18 U.S.C. 1350.

32 (a)*	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.
32 (b)*	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

* Filed herewith.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to the Company's definitive proxy statement to be filed with the Securities and Exchange Commission ("SEC") pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2005 Annual Meeting of Shareholders.

ORBIT INTERNATIONAL CORP.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Orbit International Corp.

We have audited the accompanying consolidated balance sheets of Orbit International Corp. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orbit International Corp. and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with United States generally accepted accounting principles.

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

February 18, 2005

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31,	2004	2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,112,000	$ 797,000
Investments in marketable securities	158,000	55,000
Accounts receivable, less allowance for doubtful accounts of $145,000	2,472,000	2,615,000
Inventories	8,265,000	7,077,000
Other current assets	147,000	158,000
Deferred tax asset	564,000	390,000
Total current assets	12,718,000	11,092,000
Property and Equipment, net	198,000	164,000
Excess of Cost over the Fair Value of Assets Acquired	868,000	868,000
Other Assets	1,058,000	869,000
Deferred Tax Asset	200,000	200,000
Total Assets	$15,042,000	$13,193,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term obligations	$ 13,000	$ 149,000
Accounts payable	712,000	759,000
Accrued expenses	976,000	1,094,000
Deferred income	85,000	85,000
Total current liabilities	1,786,000	2,087,000
Deferred Income	598,000	684,000
Long-term Obligations, less current portion	20,000	30,000
Total liabilities	2,404,000	2,801,000
Stockholders' Equity:		
Common stock - authorized 10,000,000 shares- $.10 par value; issued and outstanding-3,057,000 shares	307,000	403,000
Additional paid-in capital	16,657,000	24,583,000
Unearned compensation	(1,516,000)	-
Accumulated other comprehensive loss	(3,000)	-
Accumulated deficit	(2,807,000)	(4,744,000)
	12,638,000	20,242,000
Treasury stock, at cost	-	(9,850,000)
Stockholders' equity	12,638,000	10,392,000
Total Liabilities and Stockholders' Equity	$15,042,000	$13,193,000

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31,	2004	2003
Net sales	$18,012,000	$17,139,000
Cost of sales	10,258,000	9,673,000
Gross profit	7,754,000	7,466,000
Selling, general and administrative expenses	6,019,000	6,039,000
Interest expense	2,000	9,000
Investment and other income, net	(104,000)	(110,000)
Total expenses	5,917,000	5,938,000
Income before income tax benefit	1,837,000	1,528,000
Income tax benefit	(100,000)	(100,000)
Net income	$ 1,937,000	$ 1,628,000
Net income per common share:		
Net income:		
Basic	$ .70	$ .60
Diluted	$ .62	$ .55

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Years ended December 31, 2004 and 2003

	Common Stock 10,000,000 Shares Authorized		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Unearned Compensation	Accumulated Other Comprehensive Loss	Total
	Shares Issued	Amount			Shares	Amount			
Balance at January 1, 2003	3,908,000	$391,000	$24,090,000	$(6,372,000)	(1,268,000)	$(9,850,000)	-	-	$ 8,259,000
Exercise of options	116,000	12,000	144,000	-	-	-	-	-	156,000
Issuance of warrants	-	-	209,000	-	-	-	-	-	209,000
Tax benefit of stock option exercise	-	-	140,000	-	-	-	-	-	140,000
Net income	-	-	-	1,628,000	-	-	-	-	1,628,000
Balance at December 31, 2003	4,024,000	403,000	24,583,000	(4,744,000)	(1,268,000)	(9,850,000)	-	-	10,392,000
Exercise of options and warrants	66,000	7,000	77,000	-	-	-	-	-	84,000
Issuance of warrants	-	-	94,000	-	-	-	-	-	94,000
Issuance of restricted stock	235,000	24,000	1,552,000	-	-	-	(1,516,000)	-	60,000
Retirement of treasury stock	(1,268,000)	(127,000)	(9,723,000)	-	1,268,000	9,850,000	-	-	-
Tax benefit of stock option exercise	-	-	74,000	-	-	-	-	-	74,000
Other comprehensive loss	-	-	-	-	-	-	-	(3,000)	(3,000)
Net income	-	-	-	1,937,000	-	-	-	-	1,937,000
Balance at December 31, 2004	3,057,000	$307,000	$16,657,000	$(2,807,000)	-	-	$(1,516,000)	$(3,000)	$12,638,000

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31,	2004	2003
Cash flows from operating activities:		
Net income	$ 1,937,000	$ 1,628,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	69,000	77,000
Bond premium amortization	2,000	-
Bad debt	2,000	37,000
Restricted stock awards	59,000	-
Expense due to issuance of warrants	94,000	209,000
Deferred income	(86,000)	(85,000)
Deferred tax benefit	(174,000)	(240,000)
Tax benefit of options exercised	74,000	140,000
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable	141,000	(1,297,000)
(Increase) decrease in inventories	(1,188,000)	32,000
Decrease (increase) in other current assets	11,000	(4,000)
Increase in other assets	(189,000)	(16,000)
Decrease in customer advances	-	(47,000)
Decrease in accounts payable	(47,000)	(289,000)
Decrease in accrued expenses	(118,000)	(490,000)
Net cash provided by (used in) operating activities	587,000	(345,000)
Cash flows from investing activities:		
Purchase of marketable securities	(108,000)	(52,000)
Purchase of property and equipment	(103,000)	(23,000)
Net cash used in investing activities	(211,000)	(75,000)
Cash flows from financing activities:		
Restricted stock grant	1,000	-
Repayments of long-term debt	(146,000)	(961,000)
Proceeds from exercise of options	84,000	156,000
Net cash used in financing activities	(61,000)	(805,000)
Net increase (decrease) in cash and cash equivalents	315,000	(1,225,000)
Cash and cash equivalents at beginning of year	797,000	2,022,000
Cash and cash equivalents at end of year	$ 1,112,000	$ 797,000
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 2,000	$ 9,000

See Notes to Consolidated Financial Statements

1. ORGANIZATION AND BUSINESS:

The consolidated financial statements include the accounts of Orbit International Corp. and its wholly owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated in consolidation.

The Company has two reportable segments: (a) the Orbit Instrument Division (Electronics Segment) is engaged in the design, manufacture and sale of customized electronic components and subsystems, and (b) the Behlman Electronics, Inc. subsidiary (Power Units Segment) is engaged in the design and manufacture of distortion-free commercial power units, power conversion devices and electronic devices for measurement and display.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

During the third quarter of 2004, the Board of Directors unanimously approved the retirement of the Company's 1,267,698 shares of treasury stock.

During 2003, the board of directors approved a twenty-five percent (25%) stock dividend. The stock dividend has been accounted for as a 5 for 4 stock split.

For comparability, certain 2003 amounts have been reclassified, where appropriate, to conform to the financial statement presentation used in 2004.

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for doubtful accounts. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Inventories are priced at the lower of cost (specific and average) or market.

Property and equipment is recorded at cost. Depreciation and amortization of the respective assets are computed using the straight-line method over their estimated useful lives ranging from 5 to 8 years. Leasehold improvements are amortized using the straight-line method over the remaining term of the lease or the estimated useful life of the improvement, whichever is less.

The Company's investment in available-for-sale securities is stated at fair value, based on quoted market prices, with the unrealized gains and losses, net of income tax, reported in other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sales securities are included in investment income. The cost of securities sold is based on the specific-identification method. Interest and dividends on such securities are included in investment income.

Substantially all of the Company's revenue is recognized from the sale of tangible products. The Company records sales upon delivery of the units under its manufacturing contracts.

The Company's freight and delivery costs were $66,000 and $39,000 for the years ended December 31, 2004 and 2003, respectively. These costs are included in selling, general and administrative expenses.

When impairment indicators are present, the Company reviews the carrying value of its long-lived assets in determining the ultimate recoverability of their unamortized values using future undiscounted cash flow analyses.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* which requires that an intangible asset with a finite life be amortized over its useful life and that goodwill and other intangible assets with indefinite lives not be amortized but evaluated for impairment. The Company concluded, as of March 31, 2004, that there was no impairment to goodwill.

The Company measures employee stock-based compensation cost using Accounting Principles Board ("APB") Opinion No. 25 as is permitted by SFAS No. 123, *Accounting for Stock-Based Compensation.*

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (Revised 2004), Share-Based Payment ("SFAS No. 123R"), which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The share-based compensation cost will be measured based on the fair value of the equity or liability instruments issued. The Company currently discloses pro forma compensation expense quarterly and annually by calculating the stock option grants' fair value using the Black-Scholes and Binomial model and disclosing the impact on net income and net income per share in a Note to the Consolidated Financial Statements. Upon adoption, pro forma disclosure will no longer be an alternative. The table at the end of this footnote reflects the estimated impact that such a change in accounting treatment would have had on our net income and net income per share if it had been in effect during the year ended December 31, 2004. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future, the amount of operating cash flows recognized for such deductions were $74,000 in 2004 and $140,000 for 2003. The Company will begin to apply SFAS No. 123R using the most appropriate fair value model as of the interim reporting period ending March 31, 2006.

Pro forma information regarding net income and net income per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its stock options granted using the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the Binomial and Black-Scholes option pricing models with the following weighted-average assumptions for the years ended December 31, 2004 and 2003: risk-free interest rates of 3.81% to 4.58% and 2.3% to 3.58% respectively; no dividend yield; volatility factors of the expected market price of the Company's common stock of 116% and 131%, respectively; and a weighted-average expected life of the options of 9.0 years.

Except for the aforementioned SFAS No. 123R, management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

December 31,	2004	2003
Net income - as reported	$1,937,000	$1,628,000
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effect	936,000	256,000
Net income - pro forma	$1,001,000	$1,372,000
Basic income per share - as reported	$ .70	$ .60
Basic income per share - pro forma	$ .36	$ .51
Diluted income per share - as reported	$ .62	$ .55
Diluted income per share - pro forma	$ .32	$ .46

The fair value of the Company's long-term obligations is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Using this method, the Company's fair value of long-term obligations was not significantly different from the stated value at December 31, 2004 and 2003.

Research and development costs are expensed when incurred. The Company expensed approximately $967,000 and $987,000 for research and development during the years ended December 31, 2004 and 2003, respectively. Such expenses are included in selling, general and administrative expenses.

3. INVENTORIES:

Inventories consist of the following:

December 31,	2004	2003
Raw materials	$4,303,000	$3,433,000
Work-in-progress	3,478,000	3,202,000
Finished goods	484,000	442,000
	$8,265,000	$7,077,000

4. PROPERTY AND EQUIPMENT:

Property and equipment consists of:

December 31,	2004	2003
Leasehold improvements	$ 22,000	$ 4,000
Machinery and equipment	1,223,000	1,194,000
Furniture and fixtures	688,000	632,000
	1,933,000	1,830,000
Accumulated depreciation and amortization	1,735,000	1,666,000
	$ 198,000	$ 164,000

5. DEBT:

In February 2004, the Company renewed its $2,000,000 credit facility with a commercial lender secured by accounts receivable, inventory and machinery and equipment, as defined in the agreement. The agreement will continue from year to year thereafter unless sooner terminated for an event of default including non-compliance with financial covenants. Loans under the facility will bear interest equal to the sum of 2.75% plus the one-month LIBOR rate (2.40% and 1.12% at December 31, 2004 and 2003, respectively). No amounts have been borrowed under the credit facility.

In February 2005, the Company was approved for a new $2,500,000 credit facility with its commercial lender. The new facility will bear interest equal to the sum of 2.00% plus the one-month LIBOR.

The Company's long-term debt obligations are as follows:

December 31,	2004	2003
Promissory note payable to the sellers of a discontinued apparel division through February 2005	$ 3,000	$ 132,000
Note due to the estate of the former principal officer, interest at prime (4.00% at December 31, 2003), payable in monthly installments	-	6,000
Capitalized lease obligation collateralized by certain machinery, interest at 8.6%, payable in monthly installments of $870 through 2007	30,000	41,000
	33,000	179,000
Less current portion	13,000	149,000
	$ 20,000	$ 30,000

Principal payments due on the Company's long-term debt are as follows:

Year ending December 31,	
2005	$13,000
2006	10,000
2007	10,000
	$33,000

6. STOCK-BASED COMPENSATION PLANS:

The Company has stock option plans which provide for the granting of nonqualified or incentive stock options to officers, key employees and nonemployee directors. The plans authorize the granting to officers and key employees stock options and restricted stock awards to acquire up to 1,312,500 common shares. Additionally, the plans authorize the granting to nonemployee directors of the Company options to acquire up to 100,000 common shares. Each plan grants options at the market value of the Company's stock on the date of such grant. All options and restricted stock grants are exercisable at times as determined by the board of directors, not to exceed 10 years from the date of grant.

The following table summarizes activity in stock options:

December 31,	2004		2003	
	Options	Weighted-average Exercise Price	Options	Weighted-average Exercise Price
Outstanding at beginning of year	872,000	$2.02	865,000	$2.32
Granted	83,000	$7.44	145,000	$5.50
Forfeited	-	-	(22,000)	$2.41
Exercised	(29,000)	$2.83	(116,000)	$1.37
Outstanding at end of year	926,000	$3.38	872,000	$2.02
Exercisable at end of year	906,000		695,000	
Weighted-average fair value of options granted during the year		$7.07		$4.52

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price	Number Exercisable	Weighted-average Exercise Price
$ .75 - $1.34	143,000	6.00	$1.32	143,000	$1.32
$1.58 - $2.02	83,000	2.00	$1.87	83,000	$1.87
$2.40 - $2.90	129,000	5.00	$2.40	129,000	$2.40
$3.00 - $4.00	318,000	1.00	$3.01	318,000	$3.01
$4.06 - $8.03	253,000	8.00	$6.00	233,000	$5.89
$ .75 - $7.20	926,000	4.00	$3.38	906,000	$3.30

At December 31, 2004, 84,000 shares of common stock were reserved for future issuance of stock options.

During 2004, 235,000 shares of restricted stock were awarded to senior management under the 2003 Employee Stock Incentive Plan. The unearned portion of this grant is treated as a component of stockholders equity. The vesting period for 10,000 and 225,000 of these shares is three and ten years, respectively. The amount of compensation expense related to restricted stock awards in 2004 was $59,000.

In June 2003, the Company issued 62,500 warrants to its investment banker at an exercise price of $4.83 per share. At December 31, 2004, all of these warrants were converted into 37,000 shares of common stock pursuant to a cashless conversion.

7. EMPLOYEE BENEFIT PLAN:

A profit-sharing and incentive-savings plan provides benefits to certain employees who meet specified minimum service and age requirements. The plan provides for contributions by the Company equal to 1/2 of employee contributions (but not more than 2% of eligible compensation) and the Company may make additional contributions out of current or accumulated net earnings at the sole discretion of the Company's board of directors.

The Company contributed approximately $163,000 and $154,000 to the plan during the years ended December 31, 2004 and 2003, respectively.

8. INCOME TAXES:

For the years ended December 31, 2004 and 2003 , the Company utilized net operating loss carryovers and, accordingly, recorded no provision for income taxes.

At December 31, 2004 and 2003, the Company has an alternative minimum tax credit of approximately $564,000 with no limitation on the carryforward period. The Company also has federal and state net operating loss carryforwards of approximately $24,000,000 and $8,700,000, respectively, at December 31, 2004. The net operating loss carryforwards expire through 2020.

During the year ended December 31, 2004, the Company's deferred tax asset increased principally due to an income benefit relating to the exercise of stock options during the year and a reduction to its valuation allowance due to the projected increase in profitability of the Company, therefore allowing the Company to utilize more of its net operating loss carryforwards.

The components of the net income tax benefit for the years ended December 31, 2004 and 2003, consist of:

Deferred:	
Federal	$ 90,000
State	10,000
Total deferred	$100,000

The reconciliation of income tax computed at the U.S. federal and state statutory tax rates to income tax expense is as follows:

December 31,	2004	2003
Tax at U.S. statutory rates	34.0 %	34.0 %
State taxes	6.0	6.0
Exercise of stock options	(1.0)	(9.0)
Utilization of net operating loss carryforward	(19.0)	(22.0)
Reduction in valuation allowance	(25.0)	(16.0)
	(5.0)%	(7.0)%

The deferred tax asset is comprised of the following:

December 31,	2004	2003
Alternative minimum tax credit carryforward	$ 564,000	$ 564,000
Net operating loss and capital loss carryforwards (including pre-acquisition net operating loss carryforwards)	8,370,000	8,740,000
Temporary differences in bases of assets and liabilities:		
Accounts receivable and inventory	371,000	336,000
Goodwill	336,000	537,000
Deferred revenue	250,000	281,000
Accrued expenses	62,000	142,000
Property and equipment	(24,000)	(31,000)
	995,000	1,265,000
Total deferred tax asset	9,929,000	10,569,000
Valuation allowances	(9,165,000)	(9,979,000)
Net deferred tax asset	$ 764,000	$ 590,000

9. SIGNIFICANT CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK:

Sales to significant customers accounted for approximately 56% (25%, 20% and 11%) and 74% (26%, 20%, 14% and 14%) of the Company's consolidated net sales for the years ended December 31, 2004 and 2003, respectively.

Significant customers of the Company's Electronics Segment accounted for approximately 86% (41%, 18%, 16% and 11%) and 90% (24%, 24%, 21% and 21%) of the Electronics Segment's net sales for the years ended December 31, 2004 and 2003, respectively.

One significant customer of the Company's Power Units Segment accounted for approximately 23% of the Power Units Segment's net sales for the year ended December 31, 2004. Significant customers of the Company's Power Units Segment accounted for approximately 46% (28% and 18%) of the Power Units Segment's net sales for the year ended December 31, 2003.

Certain significant customers of the Company sell the Company's products to the U.S. government. Accordingly, a substantial portion of the net sales is subject to audit by agencies of the U.S. government. In the opinion of management, adjustments to such net sales, if any, will not have a material effect on the Company's consolidated financial position or results of operations.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables from its customers.

The Company performs credit evaluations on its customers and collateral is generally not required. Credit losses are provided for in the consolidated financial statements during the period in which an impairment has been determined. At times, cash at financial institutions may be in excess of FDIC insurance limits.

10. LEASING ARRANGEMENTS:

The Company entered into a sale-leaseback of its operating facility in 2001. The initial term of the operating lease expires in 2013 and may be extended by the Company at its option through February 2025. The Company recorded a deferred gain on the sale which is being recognized over the initial term of the lease. Additional operating leases are for a sales office and vehicles. The Company also has a capital lease obligation for equipment acquired in 2002.

Future minimum lease payments as of December 31, 2004 under operating and capital lease agreements that have initial or remaining noncancelable lease terms in excess of one year are as follows:

Year ending December 31,	
2005	$ 472,000
2006	463,000
2007	474,000
2008	438,000
2009	436,000
Thereafter	1,510,000
Total future minimum lease payments	$3,793,000

Rent expense for operating leases was approximately $409,000 and $378,000 for the years ended December 31, 2004 and 2003, respectively.

11. COMMITMENTS AND CONTINGENCIES:

The Company has employment agreements with its three executive officers which may be terminated by the Company with not less than three years' prior notice and with two other principal officers, for aggregate annual compensation of $1,305,000. In the event of a change in control of the Company, the executive officers have the right to elect a lump-sum payment representing future compensation due them over the remaining years of their agreements. In addition, the five officers are entitled to bonuses based on a percentage of earnings before taxes, as defined. Total bonus compensation expense was approximately $182,000 and $185,000 for the years ended December 31, 2004 and 2003, respectively.

12. BUSINESS SEGMENTS:

The Company operates through two business segments. Its Electronics Segment, through the Orbit Instrument Division, is engaged in the design, manufacture and sale of customized electronic components and subsystems. Its Power Units Segment, through the Behlman Electronics, Inc. subsidiary, is engaged in the design, manufacture and sale of distortion-free commercial power units, power conversion devices and electronic devices for measurement and display.

The Company's reportable segments are business units that offer different products. The Company's reportable segments are each managed separately as they manufacture and distribute distinct products with different production processes.

The following is the Company's business segment information as of and for the years ended December 31, 2004 and 2003:

Year ended December 31,	2004	2003
Net sales:		
Electronics:		
Domestic	$ 9,806,000	$ 9,701,000
Foreign	73,000	16,000
Total Electronics	9,879,000	9,717,000
Power Units:		
Domestic	7,470,000	6,786,000
Foreign	663,000	636,000
Total Power Units	8,133,000	7,422,000
Total net sales	$18,012,000	$17,139,000

December 31,	2004	2003
Income (expenses) from operations:		
Electronics	$ 2,166,000	$ 2,052,000
Power Units	665,000	546,000
General corporate expenses not allocated	(1,027,000)	(1,094,000)
Depreciation and amortization	(69,000)	(77,000)
Interest expense	(2,000)	(9,000)
Investment and other income, net	104,000	110,000
Income from operations before income taxes	$ 1,837,000	$ 1,528,000
Assets:		
Electronics	$ 5,386,000	$ 5,511,000
Power Units	5,696,000	4,503,000
General corporate assets not allocated	3,960,000	3,179,000
Total assets	$15,042,000	$13,193,000

13. INCOME PER COMMON SHARE:

The following table sets forth the computation of basic and diluted income per common share:

Year ended December 31,	2004	2003
Denominator:		
Denominator for basic income per share - weighted-average common shares	2,782,000	2,716,000
Effect of dilutive securities:		
Unearned portion of restricted stock awards	14,000	-
Employee and director stock options	311,000	251,000
Warrants	12,000	3,000
Dilutive potential common shares	337,000	254,000
Denominator for diluted income per share - weighted-average common shares and assumed conversions	3,119,000	2,970,000

The numerator for basic and diluted income per share for the years ended December 31, 2004 and 2003 is the net income for each year.

Stock options and a certain unvested portion of a restricted stock award totaling 8,750 and 128,332 shares, were outstanding during the years ended December 31, 2004 and 2003, respectively, but were not included in the computation of earnings per share. The inclusion of these instruments would have been antidilutive due to the options' exercise prices and grant date market price of the restricted stock being greater than the average market price of the Company's common shares during the respective periods.

14. ACQUISITION

On December 13, 2004, the Company entered into a Stock Purchase Agreement ("SPA") to acquire all of the issued and outstanding capital stock of Tulip Development Laboratory, Inc. ("Tulip") and its affiliated manufacturing company, TDL Manufacturing, Inc.("TDLM").

The SPA provides for an aggregate purchase price of $8,500,000 consisting of $5,000,000 in cash, a $2,000,000 promissory note to the selling shareholders and $1,500,000 in value of shares of the Company's stock based on the 20 day average market price preceding the closing date. The transaction is expected to be completed in April 2005.

Tulip is a designer and engineering provider of computer peripheral products including custom integrated solutions for keyboards, illuminated data entry devices and displays. TDLM provides prime defense contractors and commercial customers with high volume production to support membrane control panel, military vetronic and avionic display program requirements. The Company plans to keep the Tulip and TDLM operations in Quakertown, Pennsylvania and they will become part of the Company's Electronics Segment along with the Orbit Instrument Division.

The Company has been approved for a five year $5,000,000 term loan, with its commercial lender, in connection with the acquisition.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ORBIT INTERNATIONAL CORP.

Dated: March 31, 2005

By: /s/ Dennis Sunshine
Dennis Sunshine, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ Dennis Sunshine Dennis Sunshine	President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2005
/s/ Mitchell Binder Mitchell Binder	Vice President-Finance, Chief Financial Officer, and Director (Principal Financial Officer)	March 31, 2005
/s/ Bruce Reissman Bruce Reissman	Executive Vice President, Chief Operating Officer and Director	March 31, 2005
/s/ Arthur Rhein Arthur Rhein	Director	March 31, 2005
/s/ Bernard Karcinell Bernard Karcinell	Director	March 31, 2005
/s/ Denis Feldman Denis Feldman	Director	March 31, 2005
/s/ Lee Feinberg Lee Feinberg	Director	March 31, 2005

Board of Directors

Dennis Sunshine
President and
Chief Executive Officer

Bruce Reissman
Executive Vice President and
Chief Operating Officer

Mitchell Binder
Vice President, Finance and
Chief Financial Officer

Bernard Karcinell
Financial Consultant

Denis Feldman
President,
Market-Matrix, Inc.

Lee Feinberg
Senior Vice President,
UBS Financial Services, Inc.

Arthur Rhein
Chairman of the Board, President
and Chief Executive Officer
Agilysis, Inc.

Officers

Dennis Sunshine
President and
Chief Executive Officer

Bruce Reissman
Executive Vice President and
Chief Operating Officer

Mitchell Binder
Vice President, Finance and
Chief Financial Officer

Mark Tublisky
Secretary and President,
Behlman Electronics, Inc.

David Goldman
Treasurer and Controller

Corporate Information

Independent Auditors
Goldstein Golub Kessler LLP
1185 Avenue of the Americas
New York, NY 10036

Corporate Counsel
Robinson & Cole LLP
885 Third Avenue
New York, NY 10022

Transfer Agent
American Stock Transfer and
Trust Company
40 Wall Street
New York, NY 10005

Corporate Facilities

Orbit International Corp.
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-8300

Orbit Instrument Division
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-8300
www.orbitintl.com

Behlman Electronics, Inc.
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-0410
www.behlman.com

Behlman Electronics, Inc.
4532 Telephone Road, #103
Ventura, CA 93003
Telephone: (805) 642-0660

Tulip Development Laboratory, Inc.
TDL Manufacturing, Inc.
1765 Walnut Lane
Quakertown, PA 18951
Telephone: (215) 538-8820
www.tuliplabs.com

Availability of Form 10-KSB

Additional information, including a copy of the Orbit International Corp. 2004 Annual Report on Form 10-KSB with exhibits, as filed with the Securities and Exchange Commission, will be provided without charge to each shareholder mailing a written request to the Company:

80 Cabot Court
Hauppauge, NY 11788

Forward-Looking Statements

Statements in this Annual Report and elsewhere in this document are certain statements which are not historical or current fact and constitute "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual financial or operating results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements are based on our best estimates of future results, performance or achievements, based on current conditions and the most recent results of the Company. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "may," "will," "potential," "opportunity," "believes," "belief," "expects," "intends," "estimates," "anticipates" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.

ORBIT INTERNATIONAL CORP.
80 CABOT COURT
HAUPPAUGE, NY 11788
(631) 435-8300
WWW.ORBITINTL.COM